SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

InfraREIT, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45685L 100

(CUSIP Number)

David Hernandez

c/o Hunt Consolidated, Inc.

1900 N. Akard Street

Dallas, TX 75201

Tel: (214) 978-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Common Unit CUSIP No. 45685L 100

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Hunt Consolidated, Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware, United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 15,175,942
	8	Shared voting power 1,534,238*
	9	Sole dispositive power 15,175,942
	10	Shared dispositive power 1,534,238*
11	Aggregate amount beneficially owned by each reporting person 16,710,180+
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 27.6%°
14	Type of reporting person CO – corporation

*	Consists of common units (“common units”) representing limited partnership interests in InfraREIT Partners, LP held by Electricity Participant Partnership, LLC (“EPP”), which is a subsidiary of Hunt Consolidated, Inc. (“Hunt Consolidated”), for the benefit of current and former employees and service providers to Hunt Consolidated. Common units are redeemable for cash or, at InfraREIT, Inc.’s election, shares of common stock, par value $0.01 per share, of InfraREIT, Inc. (“Common Stock”), on a one-for-one basis.
+	Consists of (i) 5,500 shares of Common Stock held by Hunt Transmission Services, L.L.C. (“HTS”), a subsidiary of Hunt Consolidated, (ii) 15,170,442 common units held by HTS and (iii) the common units held by EPP referenced above. Common units are redeemable for cash or, at InfraREIT, Inc.’s election, shares of Common Stock on a one-for-one basis. Hunt Consolidated exercises investment discretion and control over the common units referenced above.
°	In computing the percentage ownership, the reporting person has assumed that (i) there are 43,769,283 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2016 and (ii) the common units beneficially owned by the reporting person have been exchanged for shares of Common Stock on a one-for-one basis and that those shares are outstanding but that no units held by other persons have been exchanged for shares of Common Stock.

Common Unit CUSIP No. 45685L 100

1	Name of reporting person I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Hunter L. Hunt
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds OO (see Item 3)
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States Citizen
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 16,710,180*
	9	Sole dispositive power 0
	10	Shared dispositive power 16,710,180*
11	Aggregate amount beneficially owned by each reporting person 16,710,180*
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 27.6%±
14	Type of reporting person IN – individual

*	Consists of (i) 5,500 shares of Common Stock held by HTS and (ii) 16,704,680 common units held by HTS and EPP, each of which is a subsidiary of Hunt Consolidated, an aggregate of 1,534,238 of which are held by EPP for the benefit of current and former employees and service providers to Hunt Consolidated. Mr. Hunt is Co-Chairman and Co-CEO of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries. Common units are redeemable for cash or, at InfraREIT, Inc.’s election, shares of Common Stock on a one-for-one basis.
±	In computing the percentage ownership, the reporting person has assumed that (i) there are 43,769,283 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2016 and (ii) the common units beneficially owned by the reporting person have been exchanged for shares of Common Stock on a one-for-one basis and that those shares are outstanding but that no units held by other persons have been exchanged for shares of Common Stock.

SCHEDULE 13D

Explanatory Note

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5” or this “Schedule 13D”) is being jointly filed by Hunt Consolidated, Inc., a Delaware corporation (together with its subsidiaries, “Hunt Consolidated”), and Hunter L. Hunt, a citizen of the United States and member of the board of directors (the “Board”) of InfraREIT, Inc., a Maryland corporation (“InfraREIT Inc.” and, together with its subsidiaries, the “Company”). Mr. Hunt is Co-Chairman and Co-CEO of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries. Hunt Consolidated and Mr. Hunt are collectively referred to as the “Reporting Persons.” This Amendment No. 5 amends, solely to the extent set forth herein, the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) on February 17, 2015 (the “Original Schedule 13D”), which was previously amended and restated in its entirety by Amendment No. 4 to the Schedule 13D filed by the Reporting Persons with the Commission on July 11, 2016. This Amendment No. 5 relates to the common stock, par value $0.01 per share, of InfraREIT Inc. (“Common Stock”), including common units (“common units” and, together with the Common Stock, “Securities”) representing limited partnership interests in InfraREIT Partners, LP, a Delaware limited partnership (the “Operating Partnership”).

The Reporting Persons are filing this Amendment No. 5 to (i) reflect the Reporting Persons’ intention to begin developing and evaluating scenarios that may involve possible alternatives to the current business structures and arrangements in place between the Company, on the one hand, and Hunt Consolidated and its affiliates, on the other hand, in light of the uncertainties associated with the Company’s pending regulatory circumstances and potential effects of any tax reform legislation and (ii) update certain other information disclosed in previous amendments to this Schedule 13D.

InfraREIT Inc. is a real estate investment trust (“REIT”) that owns rate-regulated electric transmission and distribution assets in the State of Texas. The Company is externally managed by Hunt Utility Services, LLC, a Delaware limited liability company (“Hunt Manager”), which is a subsidiary of Hunt Consolidated.

Item 1.	Security and Issuer

Item 1 is hereby amended and restated in its entirety as follows:

This Schedule 13D is being jointly filed by the Reporting Persons and relates to the shares of Common Stock, including common units of the Operating Partnership, which, pursuant to the terms of the Third Amended and Restated Agreement of Limited Partnership of the Operating Partnership (as amended from time to time, the “Partnership Agreement”), are redeemable for cash or, at InfraREIT Inc.’s election, shares of Common Stock on a one-for-one basis. The principal executive office of InfraREIT Inc. is located at 1807 Ross Avenue, 4th Floor, Dallas, Texas 75201.

Item 2.	Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a), (b), (c) and (f). Hunt Consolidated is a privately held company engaged in energy, real estate, investment and ranching businesses. Mr. Hunt is Co-Chairman and Co-CEO of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries. Mr. Hunt is also a member of the Board of InfraREIT Inc. The principal executive and business office of the Reporting Persons is located at 1900 N. Akard Street, Dallas, Texas 75201. The Securities reported in this Schedule 13D are held in the names of Hunt Transmission Services, L.L.C. (“HTS”) or Electricity Participant Partnership, LLC (“EPP”), each of which is a subsidiary of Hunt Consolidated.

The name, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the respective directors and executive officers of Hunt Consolidated are set forth on Appendix A attached hereto. The business address for each such person is 1900 N. Akard Street, Dallas, Texas 75201. All directors and executive officers of Hunt Consolidated are citizens of the United States.

(d) and (e). During the last five years, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named on Appendix A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended solely as follows: (i) the reference to “common units” in the first sentence of the second paragraph of Item 3 is amended to refer to “Securities” and (ii) the heading “Swap With MC Transmission” and following paragraph are each deleted in their entirety.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

Acquisition and Transfer of Securities

As described in Item 3, Hunt-InfraREIT acquired shares of Common Stock from InfraREIT Inc. and common units from the Operating Partnership in the Reorganization Transactions and subsequently distributed its shares of Common Stock and common units to HTS and EPP. HTS subsequently exchanged 3,142,378 shares of Common Stock with a third party (the “Swap”) for an equal number of common units. Hunt Consolidated, Hunt-InfraREIT, HTS and EPP have entered into various agreements with respect to the common units as described in Item 6 below.

Hunt Consolidated, through its investment discretion and control over the common units held by HTS and EPP, beneficially owns approximately 27.6% of the Common Stock of InfraREIT Inc. based upon a total number of shares of Common Stock deemed to be outstanding of 60,473,963, consisting of (i) 43,769,283 shares of Common Stock, which represents the number of outstanding shares as of the most recent date as publicly disclosed by InfraREIT Inc., and (ii) 16,704,680 shares of Common Stock issuable upon the exchange of common units beneficially owned by Hunt Consolidated, assuming that such common units are exchanged on a one-for-one basis for shares of Common Stock (as described below), but that no units held by other persons are treated as being exchangeable for shares. Mr. Hunt, as Co-Chairman and Co-CEO of Hunt Consolidated, may be deemed to beneficially own the Securities owned by Hunt Consolidated.

The purpose for which Hunt Consolidated acquired the Securities described above was for investment. However, Hunt Consolidated and Mr. Hunt review their holdings in and relationship with InfraREIT Inc. on a continuing basis in light of, among other things, information available to them from time to time regarding the business, operations, prospects, assets, liabilities, financial condition and results of operations of InfraREIT Inc. and its subsidiaries. As part of their ongoing review of their holdings, Hunt Consolidated and Mr. Hunt evaluate various alternatives that are or may become available with respect to InfraREIT Inc. and its securities. For example, Hunt Consolidated evaluates whether to transfer the Securities it holds as of the date hereof or may hold in the future, whether directly or indirectly, to one or more of its affiliates. Similarly, Hunt Consolidated evaluates whether to exercise its right, subject to the terms of the Lock-Up Agreement and the Partnership Agreement (as further described in Item 6 below), to cause the Operating Partnership to redeem part or all of its common units either for a cash amount or, at the election of InfraREIT Inc., in exchange for newly issued shares of Common Stock, subject to certain restrictions described below. In addition, Hunt Consolidated evaluates whether to acquire additional common units or shares of Common Stock or other equity or debt securities or other instruments of InfraREIT Inc. or its affiliates. As a result of its evaluation, Hunt Consolidated may, at any time or from time to time, either directly or through HTS or EPP or other subsidiaries or affiliates of Hunt Consolidated, elect, (i) subject to the terms of the Lock-Up Agreement (as defined below), to sell, transfer or dispose of any or all of the Securities it owns or (ii) to purchase or otherwise acquire any equity or debt securities or other instruments of InfraREIT Inc., in each case in any amount that Hunt Consolidated and Mr. Hunt may determine in their sole discretion and through any transactions or arrangements that they determine to be appropriate, including open market transactions or privately negotiated transactions. Furthermore, depending upon their assessment of the business, operations and prospects of InfraREIT Inc., general market conditions or the economic environment in which InfraREIT Inc. operates, regulatory considerations (including any actual or proposed rules, decisions or other actions of the Public Utility Commission of Texas (the “PUCT”)), tax considerations (including any actual or proposed changes in tax rules) and a variety of other factors, Hunt Consolidated and Mr. Hunt may from time to time and in their sole discretion consider, formulate, discuss with InfraREIT Inc. or third parties and take steps to implement various plans or proposals intended to enhance the value of their investment in InfraREIT Inc., including, among other things, proposing or effecting any transaction that would constitute, involve or result in any of the matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

InfraREIT Inc.’s charter provides for restrictions on ownership and transfer of shares of Common Stock, including, in general, prohibitions on any person actually or constructively owning more than 9.8% in value or number (whichever is more restrictive) of the outstanding shares of Common Stock or 9.8% in value of the outstanding shares of all classes or series of InfraREIT Inc.’s stock. InfraREIT Inc.’s charter, however, permits an exception to be made for a stockholder, provided that the Board obtains representations reasonably necessary to ascertain that such exception will not jeopardize InfraREIT Inc.’s tax status as a REIT and certain other conditions are satisfied. While the Reporting Persons are not currently subject to such an exception, such charter restrictions do not apply directly to ownership of common units so long as such common units have not been exchanged for shares of Common Stock. The Partnership Agreement of the Operating Partnership also provides for restrictions related to ownership of interests in the Operating Partnership, including, in general, a prohibition barring any owner of 5% or more (by value) of the Operating Partnership’s interests from owning, directly or indirectly, stock or an interest in the capital or net profits of a tenant of InfraREIT Inc. or the Operating Partnership. However, this Operating Partnership restriction does not apply to Hunt-InfraREIT or its affiliates, including HTS and EPP.

Impact of Pending Rate Case and Potential Tax Reform

As previously disclosed by InfraREIT Inc., Sharyland Distribution & Transmission Services, L.L.C. (“SDTS”), which is a subsidiary of InfraREIT Inc. that owns transmission and distribution assets, and Sharyland Utilities, L.P. (“Sharyland”), which is an electric utility owned by Hunter L. Hunt and other members of the family of Ray L. Hunt that leases and operates transmission and distribution assets owned by SDTS, are currently engaged in a rate case proceeding before the PUCT. On December 30, 2016, SDTS and Sharyland filed an amended rate case application and rate filing packages with the PUCT in which, among other things, they requested approval by the PUCT of a tariff governing the rent rates that SDTS will charge Sharyland under the leases between Sharyland and SDTS and of new system-wide rates for Sharyland.

As also previously disclosed by InfraREIT Inc., the final resolution of the pending rate case is expected to involve a number of significant regulatory determinations, including decisions about the allowed return on equity, capital structure, cost of debt, the ability of SDTS and Sharyland to recover an income tax allowance, the structure and economics of the leases and other matters. InfraREIT Inc. has indicated that the resolution of these and other economic or structural issues in the rate case could result in regulatory requirements or outcomes that materially and adversely affect the operating results and financial condition of InfraREIT Inc., limit its ability to timely recover capital investments, challenge its ability to continue to operate as a REIT under applicable tax laws or otherwise materially and adversely affect the business of InfraREIT Inc.

In light of the significant risks and uncertainties associated with the pending rate case, as well as the potential effects of any federal tax reform legislation that may be enacted which reduces the benefit of electing to be taxed as a REIT, Hunt Consolidated and Mr. Hunt have decided that it is advisable for Hunt Consolidated to begin developing and evaluating scenarios that may involve possible alternatives (“Alternative Arrangements”) to the current business structures and arrangements in place between InfraREIT Inc. and its subsidiaries, including the Operating Partnership and SDTS, on the one hand, and Hunt Consolidated and its subsidiaries and affiliates, including Sharyland, on the other hand. For example, Hunt Consolidated may determine to evaluate whether, from its perspective, it would be desirable and practicable for InfraREIT Inc. and/or Sharyland to make structural, economic and other changes to (i) the lease arrangements between SDTS and Sharyland beyond those that are contemplated by the most recent rate case application filed with the PUCT, (ii) the agreements concerning project development among InfraREIT Inc., the Operating Partnership, Sharyland and HTS or (iii) the governance arrangements in place for SDTS, whose managing member is currently Sharyland, or for InfraREIT Inc. or the Operating Partnership, who are each managed by Hunt Manager. Furthermore, Hunt Consolidated also expects to develop and evaluate scenarios and consider Alternative Arrangements that may consist of or involve (a) a “de-REIT” transaction in which InfraREIT Inc. would elect to no longer be treated as a REIT for federal income tax purposes, (b) a sale by InfraREIT Inc. of all or certain of its assets or operations to a third party, (c) a business combination between InfraREIT Inc. and a third party, (d) a business combination between InfraREIT Inc. or SDTS and Sharyland, (e) an acquisition of InfraREIT Inc. by or involving Hunt Consolidated or (f) other transactions that would significantly alter the organizational structure, business or ownership of InfraREIT Inc. As a result, Hunt Consolidated recently informed InfraREIT Inc. that it intends to explore and may seek to discuss with InfraREIT Inc. whether it is mutually beneficial for Hunt Consolidated and InfraREIT Inc. to evaluate, pursue or implement one or more Alternative Arrangements of the type described above. In addition, Hunt Consolidated or one of its affiliates may elect to engage one or more financial advisors to assist it in considering or effecting any such Alternative Arrangement.

The outcome of the pending rate case and other events that have led to the consideration of Alternative Arrangements are inherently unpredictable. It is possible that the outcome of these events will not necessitate any major changes to the current business structures and arrangements in place between InfraREIT Inc. and its subsidiaries, on the one hand, and Hunt Consolidated and its subsidiaries and affiliates, on the other hand. However, Hunt Consolidated and Mr. Hunt have determined the current situation involves sufficient uncertainty that it is advisable to proceed with developing and evaluating scenarios and considering Alternative Arrangements. There can be no assurance that Hunt Consolidated and Mr. Hunt will conclude that any Alternative Arrangement would be an improvement over the status quo or that any such Alternative Arrangement would be acceptable to InfraREIT Inc. and its stockholders, or as to the terms that would be agreed upon by the parties to implement any such Alternative Arrangement or the time that would be required to reach agreement on such terms or satisfy any conditions that would need to be satisfied to implement any Alternative Arrangement.

Possible Pursuit of Oncor Acquisition and Related Matters

As previously disclosed in Amendments No. 2 and 3 to Schedule 13D filed on June 8, 2015 and May 4, 2016, respectively, an entity formed by Hunt and certain investors was previously party to an agreement (the “Prior Acquisition Agreement”) with Energy Future Holdings Corp. (“EFH”) under which such entity agreed to acquire an approximate 80% indirect equity interest in Oncor Electric Delivery Company LLC (“Oncor”), a regulated electric transmission and distribution company that operates in Texas. Hunt also disclosed in such filings that it had determined that it was appropriate at that time to commence discussions with an independent committee of directors of InfraREIT Inc. regarding a possible business combination involving Oncor and InfraREIT Inc. that might be carried out if the transactions under the Prior Acquisition Agreement were completed. The Reporting Persons also disclosed in Amendment No. 3 to Schedule 13D that the Prior Acquisition Agreement had been terminated by EFH. Subsequent to such termination, a third party not affiliated with Hunt entered into alternative agreements to acquire all or substantially all of the equity interests in Oncor (the “Alternative Oncor Acquisition”), subject to obtaining applicable bankruptcy and regulatory approvals and satisfying other closing conditions. The Alternative Oncor Acquisition continues to be pending and has not yet been consummated.

Notwithstanding the pending Alternative Oncor Acquisition, Hunt may resume its efforts to acquire all or part of Oncor if the agreements governing the Alternative Oncor Acquisition are terminated or another suitable opportunity arises for it to do so. In addition, depending on various factors, if Hunt resumes its efforts to pursue the acquisition of all or part of Oncor, Hunt may elect to engage in discussions with an independent committee of directors of InfraREIT Inc. regarding a possible business combination between Oncor and InfraREIT Inc. There can be no assurance that Hunt will have a suitable opportunity to pursue an acquisition of Oncor or that it will choose to do so. For example, if the currently pending Alternative Oncor Acquisition is consummated, the opportunity for Hunt to acquire all or part of Oncor will effectively be foreclosed for the foreseeable future.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a), (b) The information set forth in Rows 7 through 13 of the cover page of this Schedule 13D for each Reporting Person is incorporated herein by reference. Amounts include 5,500 shares of Common Stock and 16,704,680 common units owned directly by Hunt Consolidated or one of its subsidiaries. Mr. Hunt is Co-Chairman and Co-CEO of Hunt Consolidated and controls Hunt Consolidated through one or more intermediaries and, therefore, may be deemed the beneficial owner of such Securities. Mr. Hunt disclaims beneficial ownership of the Securities, except to the extent of his pecuniary interest therein. The percentage amount set forth in Row 13 on the cover page for each Reporting Person is calculated, as discussed in Item 4 above, based upon 60,473,963 shares of Common Stock outstanding, which assumes that the common units beneficially held by the Reporting Persons have been exchanged, one-for-one, for shares of Common Stock, but that no units held by other persons have been exchanged for shares.

(c) The disclosure set forth in Item 3 is incorporated herein by reference.

(d) An aggregate of 1,534,238 of the common units beneficially owned by the Reporting Persons are held by EPP for the benefit of current and former employees and service providers to Hunt Consolidated. The beneficiaries of such common units have the right to receive distributions from such common units.

(e) Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 is true, complete and correct.

February 28, 2017	HUNT CONSOLIDATED, INC.

	By:	/s/ Gregory S. Imhoff
	Name:	Gregory S. Imhoff
	Title:	Attorney-In-Fact

/s/ Gregory S. Imhoff as Attorney-In-Fact for Hunter L. Hunt

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS OF HUNT CONSOLIDATED, INC.

The following tables set forth the names, positions and present principal occupations or employment and business addresses of the members, directors and executive officers of Hunt Consolidated, Inc. All the individuals listed below are citizens of the United States.

Name	Position at Hunt Consolidated, Inc.	Present Principal Occupation or Employment and Business Address

Ray L. Hunt	Executive Chairman, Director	1900 N. Akard Street Dallas, Texas 75201

Hunter L. Hunt	Co-CEO, Co-Chairman, Co-President, Director	1900 N. Akard Street Dallas, Texas 75201

Christopher W. Kleinert	Co-CEO, Co-Chairman, Co-President, Director	1900 N. Akard Street Dallas, Texas 75201

Jamie A. Beggs	Senior Vice President, Chief Financial Officer	1900 N. Akard Street Dallas, Texas 75201

Kevin P. Campbell	Senior Vice President, Chief Information Officer	1900 N. Akard Street Dallas, Texas 75201

Bruce E. Cope	Senior Vice President, Chief Accounting Officer	1900 N. Akard Street Dallas, Texas 75201

Harry M. Dombroski	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

David C. Hernandez	Senior Vice President, General Counsel, Director	1900 N. Akard Street Dallas, Texas 75201

Paul E. Hoffman	Senior Vice President, Director	1900 N. Akard Street Dallas, Texas 75201

Jeanne L. Phillips	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

Dan G. Ray	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

James A. Savage, Jr.	Senior Vice President	1900 N. Akard Street Dallas, Texas 75201

Brian R. Swinford	Senior Vice President, Treasurer	1900 N. Akard Street Dallas, Texas 75201